Exhibit 99.4

JIAYUAN.COM INTERNATIONAL LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: DATE)

Form of Proxy for Annual General Meeting

to be held on June 15, 2012

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Jiayuan.com International Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, with a par value of US$0.001 each (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 22/F, Bank of China Tower, 1 Garden Road, Hong Kong on June 15, 2012 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purpose set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on May 4, 2012 (the “Record Date”) are entitled to notice of and to vote at the Meeting.  The quorum of the AGM is at least one shareholder, present in person or by proxy and entitled to vote, holding in aggregate not less than a majority of the shares carrying a right to vote at such meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no specific instruction is given in a properly executed proxy returned to the Company, the Ordinary Shares will be voted “FOR” each proposal.  As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion.  The Company does not presently know of any other business which may come before the AGM.  However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China, (ii) by delivering a properly executed proxy bearing a later date or (iii) by attending the AGM and voting in person.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China as soon as possible so that it is received by the Company no later than June 8, 2012.

JIAYUAN.COM INTERNATIONAL LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: DATE)

Form of Proxy for Annual General Meeting

to be held on June 15, 2012

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                     of                                                                                                            , being the registered holder of                                                        ordinary shares(1), with a par value of US$0.001 each, of Jiayuan.com International Ltd. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(2) or                            (name of proxy) of                                                        (address of the proxy) as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 22/F, Bank of China Tower, 1 Garden Road, Hong Kong, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTION	FOR(3)	AGAINST(3)	ABSTAIN(3)

Proposal No. 1 — To increase the maximum aggregate number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under Section 4.1 of the 2007 Share Incentive Plan, as amended (the “Plan”), by 2,400,000 ordinary shares, from 5,233,920 ordinary shares to 7,633,920 ordinary shares.

Proposal No. 2 — To amend the Plan to allow the administrator of the Plan to have additional flexibility to re-price awards granted under the Plan, including the re-pricing of “underwater” share options, without shareholder approval by amending Sections 3.2(g), 5.1.1, 5.1.3 and 7.6.5 of the Plan by amending the indicated text:

Section 3.2(g)

“(g) adjust the number of shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 7.6 and that the Administrator (may without the approval of shareholders) take any action that would~~, and provided that in no case (except due to any re-pricing that may be approved by shareholders) shall such an adjustment~~ constitute a re-pricing (by amendment, cancellation and re-grant, exchange or other means) of the per share exercise or base price of any or all outstanding awards, including any option or share appreciation right, to a price that is less than the fair market value of a share on the date of the grant of the initial award;”

Section 5.1.1

“A share option is the grant of a right to purchase a specified number of Plan Shares during a specified period as determined by the Administrator.  An option may be intended as an incentive share option within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (an “ISO”) or a nonqualified share option (an option not intended to be an ISO).  The award agreement for an option will indicate if the option is intended as an ISO, otherwise it will be deemed to be a nonqualified share option.  The maximum term of each option (ISO or nonqualified) shall be ten (10) years; provided that the maximum term shall be five (5) years for ISOs granted to Eligible Persons who are ten percent or more shareholders for purposes of Section 422 of the Code.  The per share exercise price for each option shall be not less than 100% of the fair market value of a Plan Share on the date of grant of the option, except as follows: (a) ~~in the case of a share option granted retroactively in tandem with or as a substitution for another award, the per share exercise price may be no lower than the fair market value of a Plan Share on the date such other award was originally granted (to the extent consistent with Sections 422 and 424 of the Code in the case of options intended as incentive share options); (b)~~ in the case of an ISO granted to a ten percent or more owner for purposes of Section 422 of the Code, the per share exercise price may not be less than one hundred and ten percent (110%) of the fair market value of a Plan Share; and ~~(c)~~(b) in any other circumstances, a nonqualified stock option may be granted with a per share exercise price that is less than the fair market value of a Plan Share on the date of grant, provided that such exercise price shall not be less than the per share purchase price of the preference shares of the Company.  When an option is exercised, the exercise price for the Plan Shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.”

Section 5.1.3

“A share appreciation right is a right to receive a payment, in cash and/or Plan Shares, equal to the excess of the fair market value of a specified number of Plan Shares on the date the share appreciation right is exercised over the fair market value of a Plan Share on the date the share appreciation right was granted (the “base price”) as set forth in the applicable award agreement, except ~~as follows: (a) in the case of a share appreciation right granted retroactively in tandem with or as a substitution for another award, the base price may be no lower than the fair market value of a Plan Share on the date such other award was originally granted; and (b) in any other circumstances,~~ a share appreciation right may be granted with a base price that is less than the fair market value of a Plan Share on the date of grant.  The maximum term of a share appreciation right shall be ten (10) years.  The Administrator may grant limited share appreciation rights which are exercisable only upon a change in control or other specified event and may be payable based on the spread between the base price of the share appreciation right and the fair market value of a Plan Share during a specified period or at a specified time within a specified period before, after or including the date of such event.”

Section 7.6.5

“No amendment, suspension or termination of this Plan or change of or affecting any outstanding award shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Group under any award granted under this Plan prior to the effective date of such change~~; provided however that, in the absence of shareholder approval or as allowed under Section 4.4 of this Plan, no amendment of this Plan or change affecting any outstanding option, share appreciation right, or similar award shall directly or indirectly (i) reduce the award’s exercise price or base price(as applicable), (ii) result in a “repricing” within the meaning of any applicable law, or (iii) result in an award’s cancellation in consideration of a current or future new award having a reduced exercise price or base price (as applicable)~~.”

Proposal No. 3 — To authorize each of the directors or officers of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Dated , 2012	Signature(s)(4)

(1)

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(2)

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

(3)

IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR.” If you wish to vote against the resolution, tick the box marked “AGAINST.” If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN.” If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how. As to any other business that may properly come before the AGM, all property executed proxies will be voted by persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his discretion on any amendment to the resolution referred to in the Notice of Annual General Meeting which has been properly put to the AGM.

(4)

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.